i2 TECHNOLOGIES, INC.

11701 Luna Road

Dallas, Texas 75234

July 6, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathleen Collins, Accounting Branch Chief

By EDGAR and Facsimile

Re:	i2 Technologies, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2006 filed March 30, 2007
Form 8-K filed May 1, 2007
File No. 00-50327

Dear Ms. Collins:

Reference is made to the letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission dated June 8, 2007 (the “Comment Letter”) with respect to the Form 10-K and the Form 8-K referred to above. The Company previously requested, and was granted, an extension of time to respond to the Comment Letter. In accordance with the telephone conversation Bruce Wood had with you earlier this afternoon, this letter is to request the staff to extend the current deadline for the Company’s response to July 12, 2007.

Please let me know whether the Company’s request for this extension can be accommodated by the staff. You can reach me via telephone at (469) 357-4788 or via email at mark_trivette@i2.com.

Very truly yours,

/s/ Mark E. Trivette

Mark E. Trivette

Vice President, Finance and Corporate Controller

Cc: Bruce B. Wood